FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS OF LISTED COMPANIES	1

SPECIMEN ANNEX I

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS OF LISTED COMPANIES

DATA IDENTIFYING ISSUER

TELEFÓNICA, S.A.

ENDING DATE OF REFERENCE FISCAL YEAR

12/31/2014

TAX IDENTIFICATION CODE

A-28015865

Registered name:

TELEFÓNICA, S.A.

Registered address:

Gran Vía número 28

28013 – MADRID-

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ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS OF LISTED

COMPANIES

A.	REMUNERATION POLICY OF THE COMPANY FOR THE CURRENT FISCAL YEAR

A.1. Explain the company’s remuneration policy. This section will include information regarding:

•	General principles and foundations of the remuneration policy.

•	Most significant changes made to the remuneration policy from the policy applied during the prior fiscal year, as well as changes made during the fiscal year to the terms for exercising options already granted.

•	Standards used to establish the company’s remuneration policy.

•	Relative significance of the variable items of remuneration as compared to fixed items and standards used to determine the various components of the director remuneration package (remunerative mix).

Explain the remuneration policy

A.1.1. General principles and foundations of the remuneration policy.

The guiding principle of the Telefónica Group’s remuneration policy is to attract, retain and motivate the most outstanding professionals, in order to enable the Company to achieve its strategic objectives within the increasingly competitive and globalized context in which it operates, adopting the most appropriate measures and practices. Such policy must be in line with the circumstances prevailing at any time, paying particular attention to changes in laws and regulations, best practices, recommendations and trends (both domestic and international) in connection with the remuneration of directors of listed companies and the conditions of the market; accordingly, the content of such policy is continuously reviewed and amendments are made as is deemed proper in light of the reviews carried out.

As regards Executive Directors for the performance of executive duties thereby, the guiding principles and standards within the framework described above are:

•	Fairness: adequately remunerate each Director for his/her professional merit, experience, dedication and responsibilities.

•	Transparency: as a paramount principle guiding the Company’s corporate governance system.

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•	Competitiveness: in order to have the best professionals in the market, the remuneration package offered to the Executive Directors, both in terms of structure and of overall amount, must be competitive with that of comparable entities at the international level.

•	Link between remuneration and results: a significant portion of the total remuneration of the Executive Directors and Senior Executives is variable, and receipt thereof is tied to the achievement of pre-established, specific and quantifiable financial, business and value-creation objectives aligned with the Company’s interests.

•	Creation of shareholder value in a manner that is sustainable over time.

A.1.2. Most significant changes made to the remuneration policy from the policy applied during the prior fiscal year, as well as changes made during the fiscal year to the terms for exercising options already granted.

The components and features of the remuneration policy for fiscal year 2015 are similar to those adopted in fiscal year 2014.

A.1.3. Standards used to establish the company’s remuneration policy.

At the proposal of the Committee, the Board takes the following parameters into account in establishing the remuneration policy:

•	The provisions of the By-Laws and the Regulations of the Board:

The remuneration system and policy applicable to the Board of Directors of Telefónica, as well as the process for preparation thereof, are established in the By-Laws (article 35) and in the Regulations of the Board of Directors (article 34). Pursuant to the provisions of such texts, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, determines the amount that Directors are to receive for discharging the duties of supervision and collective decision-making inherent in their capacity and position, within the maximum limit set by the shareholders at the Company’s Ordinary General Shareholders’ Meeting.

The aforementioned remuneration, deriving from membership on the Board of Directors of Telefónica, is compatible with other remuneration received by Directors by reason of the executive duties they perform at the Company or by reason of any other advisory duties they may perform for the Company, other than those inherent in their capacity as Directors. Such remuneration is approved by the Board of Directors of the Company, at the proposal of the Nominating, Compensation and Corporate Governance Committee. Remuneration systems that are linked to the listing price of the shares or that entail the delivery of shares or of options thereon are submitted to the decision of the shareholders at the General Shareholders’ Meeting of the Company, as provided by applicable laws and regulations.

•	Applicable laws and regulations.

•	The objectives established in the Group, which allow, among other things, for the determination of the metrics to which annual and medium/long-term variable remuneration is tied.

•	Market data.

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For more information on these standards, see section A.2.

A.1.4. Relative significance of the variable items of remuneration as compared to fixed items and standards used to determine the various components of the director remuneration package (remunerative mix).

The total remuneration of Executive Directors is made up of various components, primarily consisting of: (i) fixed remuneration, (ii) short-term variable remuneration, (iii) medium and long-term variable remuneration, (iv) benefits, and (v) in-kind remuneration. Generally speaking, as regards the remunerative mix, it may be stated that in a standard scenario with targets being met, approximately one-third of the total remuneration is fixed, with variable remuneration accounting for two-thirds.

As regards Directors in their capacity as such, the aim of the remuneration policy within the framework described above is to adequately remunerate Directors for their professional merit and experience, as well as for the dedication provided and the responsibilities assumed by them, seeking to ensure that the remuneration paid does not compromise their independence. The remuneration must also be aligned with the Company’s business strategy and key objectives.

Along these lines, the remuneration of External Directors in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount and of attendance fees for attending the meetings of such Advisory or Control Committees.

A.2.	Information regarding preparatory work and the decision-making process followed to determine the remuneration policy, and any role played by the remuneration committee and other control bodies in the configuration of the remuneration policy. This information shall include any mandate given to the remuneration committee, the composition thereof, and the identity of external advisors whose services have been used to determine the remuneration policy. There shall also be a statement of the nature of any directors who have participated in the determination of the remuneration policy.

Explain the process for determining the remuneration policy

A.2.1. Preparatory work and decision-making

The Nominating, Compensation and Corporate Governance Committee periodically reviews the remuneration policy applicable to the Board of Directors. This process includes an external competitive remuneration analyses and also takes into account the remuneration policy for the Executives and other employees of the organization.

A reference market, which is established based on a series of objective standards, is considered in performing the external competitiveness analyses. For Executive Directors, these standards are described below:

1.- A sufficient number of companies to obtain results that are representative and statistically reliable and sound.

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2.- Data on size (billing, assets, market capitalization and number of employees) such that Telefónica may be placed at the median of the comparison group.

3.- Geographic distribution: primarily included are companies the parent company of which is located in Continental Europe and in the United Kingdom, as well as representative American entities in the telecommunications industry that are benchmarks for the Company.

4.- Scope of responsibility: companies listed both on the IBEX 35 and on the FTSE Eurotop 100, consisting of the top-ranking securities listed on the London Stock Exchange.

5.- Distribution by sector: multi-sector sample, with homogeneous distribution among areas of activity.

As regards Directors in their capacity as such, the reference market is composed of companies comprising the IBEX-35 stock index, given that Telefónica belongs to this index.

Based on the results of these analyses, the Committee has proposed to the Board that the fixed remuneration of Directors, both in their capacity as such and for the performance of executive duties, not be increased in fiscal year 2015.

Likewise, the Committee analyzed the other items of remuneration (short and long-term variable, and other items) and deferred to the Board for the respective decisions in connection therewith. For purposes of this analysis, the Committee takes into account the reports prepared to this effect by the Department of Planning and Control, duly audited and verified by the Audit and Control Committee.

A.2.2. Remuneration Committee: Mandate

The Nominating, Compensation and Corporate Governance Committee, the duties of which are established in article 40 of the By-Laws and article 23 of the Regulations of the Board of Directors, plays a key role in the determination of the Telefónica Group’s remuneration policy and in the development and implementation of its components. Its mandate in the area of remuneration consists of continuously reviewing and updating the remuneration system applicable to Directors and Senior Executives and of designing new remuneration plans that enable the Company to attract, retain and motivate the most outstanding professionals, bringing their interests into line with the strategic objectives of the Company.

During fiscal years 2014 and 2015 and through the date of approval of this report, the most significant activities carried out by the Nominating, Compensation and Corporate Governance Committee in the area of remuneration have been the following:

•	Proposed the establishment and monitoring of the objectives tied to the annual variable remuneration of Executive Directors for fiscal year 2014, and reviewed and proposed the establishment of objectives for fiscal year 2015.

•	Evaluation of the fulfillment of objectives tied to the annual variable remuneration of Executive Directors for fiscal year 2013 (paid in 2014) and for fiscal year 2014 (to be paid in 2015).

•	Proposal, for approval by the Board, of the allotment corresponding to the first cycle under the “Performance & Investment Plan” approved by the shareholders at the Ordinary General Shareholders’ Meeting on May 30, 2014.

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•	Proposals of Annual Director Remuneration Reports, for submission to the Board and subsequent submission to the Ordinary General Shareholders’ Meeting, prepared in 2014 and 2015.

A.2.3. Remuneration Committee: Composition

Pursuant to article 40 of the By-Laws, the Committee shall be composed of not less than three Directors appointed by the Board of Directors; they must be external Directors, and the majority of them must be independent Directors. It is also provided that the Chairman of this Committee shall be an independent Director in all cases.

To this effect, the Committee is presided by Mr. Alfonso Ferrari Herrero (External Independent Director), with the Members being: Mr. Carlos Colomer Casellas (External Independent Director), Mr. Peter Erskine (External Independent Director), Mr. Gonzalo Hinojosa Fernández de Angulo (External Independent Director) and Mr. Pablo Isla Álvarez de Tejera (External Independent Director).

A.2.4. Remuneration Committee: External Advisors

For the better performance of its duties, the Committee may request the Board to engage legal, accounting or financial advisors or other experts at the Company’s expense.

In 2014, the following external advisors provided services to the Committee:

•	Towers Watson advised on the preparation of this remuneration report.

•	Garrigues and KPMG advised the Committee on matters related to benefit plans and contracts of the Executive Directors.

•	Kepler advised the Committee in connection with the redesign of the long-term incentive plans portfolio in shares, presented at the 2014 General Shareholders’ Meeting. Among other aspects, analyzing and offering best market practices with respect to the metrics to use to determine the level of achievement of each cycle, the comparison group against which to gauge the performance of Telefónica, etc. As it has been doing for years, Kepler also analyzes the performance and level of achievement of each of the stock life cycles on a quarterly basis.

A.3.	State the amount and nature of the fixed components, with a breakdown, if applicable, of remuneration for the performance by the executive directors of the duties of senior management, of additional remuneration as chair or member of a committee of the board, of attendance fees for participation on the Board and the committees thereof or other fixed remuneration as director, and an estimate of the annual fixed remuneration to which they give rise. Identify other benefits that are not paid in cash and the basic parameters upon which such benefits are provided.

Explain the fixed components of remuneration

Remuneration of the Directors in their capacity as such is structured, within the legal and by-law framework, in accordance with the standards and items of remuneration listed below, within the maximum limit determined for such purpose at the General Shareholders’ Meeting, in accordance with the provisions of article 35 of the By-Laws.

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In accordance with the foregoing, the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross remuneration to the Directors in their capacity as members of the Board of Directors.

In any case, the above remuneration is the maximum amount; the Board of Directors reserves the right to distribute the amount among the different items and among the different Directors in the manner, time and proportion it freely chooses.

In particular, for fiscal year 2015, remuneration is made up of the following items:

•	Fixed amount: annual fixed amount payable on a monthly basis, in line with market standards, in accordance with the positions held by each Director on the Board and the Committees thereof, broken down as follows:

•	Board of Directors:

•	Chairman: €240,000

•	Vice Chairman: €200,000

•	Non-executive Member: €120,000

•	Executive Commission:

•	Chairman: €80,000

•	Vice Chairman: €80,000

•	Non-executive Member: €80,000

•	Advisory or Control Committees:

•	Chairman: €22,400

•	Non-executive Member: €11,200

•	Attendance fees: Directors do not receive fees for attending the meetings of the Board of Directors or of the Executive Commission, and only receive fees for attending meetings of the Advisory or Control Committees. The amount received by each Director at each of the meetings attended thereby comes to 1,000 euros.

•	Other remuneration: External Directors receive the remuneration to which they are entitled for belonging to certain Management Decision-making Bodies of some Subsidiaries and affiliates of Telefónica, and as members of various Territorial Advisory Councils (Andalusia, Catalonia and Valencia) and Regional and Business Advisory Councils (Europe –which is the Advisory Council for Spain since June 2014– and Latam).

In addition, as set forth above, Executive Directors receive annual fixed remuneration, payable monthly, for the performance of executive duties at the Company. This remuneration shall be set by the Board, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, in a manner consistent with the level of responsibility and leadership within the organization, promoting the retention of key professionals and attracting the best talent, and providing economic independence sufficient to balance the value of other remuneration items.

Annual fixed remuneration may be reviewed annually on the basis of criteria approved at any time by the Nominating, Compensation and Corporate Governance Committee. The maximum annual increase shall not exceed 10% of the gross annual salary of the previous year.

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In certain situations, such as a change of responsibility, the development of the position and/ or special needs for retention and motivation, the Committee may decide to apply higher increases. The underlying reasons shall be explained in the annual Director’s remuneration report.

For fiscal year 2015, the amounts established are as follows:

•	Mr. César Alierta Izuel: 2,230,800 euros.

•	Mr. José María Alvarez-Pallete López: 1,923,100 euros.

•	Mr. Santiago Fernández Valbuena: 1,177,811 euros.

It is hereby stated for the record that Executive Director Mr. Santiago Fernández Valbuena collects his remuneration in Brazilian reais and, accordingly, his remuneration in euros may vary depending on the exchange rate applicable at any particular time.

A.4	Explain the amount, nature and main features of the variable components of the remuneration systems.

In particular:

•	Identify each of the remuneration plans of which the directors are beneficiaries, the scope thereof, the date of approval thereof, the date of implementation thereof, the date of effectiveness thereof, and the main features thereof. In the case of share option plans and other financial instruments, the general features of the plan shall include information on the conditions for the exercise of such options or financial instruments for each plan.

•	State any remuneration received under profit-sharing or bonus schemes, and the reason for the accrual thereof;

•	Explain the fundamental parameters and rationale for any annual bonus plan.

•	The classes of directors (executive directors, external proprietary directors, external independent directors or other external directors) that are beneficiaries of remuneration systems or plans that include variable remuneration.

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•	The rationale for such remuneration systems or plans, the chosen standards for evaluating performance, and the components and methods of evaluation to determine whether or not such evaluation standards have been met, and an estimate of the absolute amount of variable remuneration to which the current remuneration plan would give rise, based on the level of compliance with the assumption or goals used as the benchmark.

•	If applicable, information shall be provided regarding any payment deferral periods that have been established and/or the periods for retaining shares or other financial instruments.

Explain the variable components of the remuneration systems

The remuneration policy provides that only the Executive Directors have items with a variable component, which are as follows:

i) Short-term variable remuneration (bonus):

Short-term variable remuneration is tied to the achievement of a combination of economic/ financial, operational and qualitative specific, predetermined and measurable objectives, aligned with the corporate interest and in line with the Company’s Strategic Plan.

The quantitative objectives (generally, economic/financial and operational objectives) carry a maximum weight of 85% of the overall incentive. They consist of metrics that ensure the right balance between the financial and operational aspects of the management of the Company.

The qualitative objectives carry a maximum weight of 15% of the overall incentive.

The Committee is responsible for approving these objectives at the beginning of each fiscal year and for evaluating compliance therewith, once ended. This assessment is performed on the basis of the audited results, which are analyzed, first, by the Audit and Control Committee, as well as on the basis of the extent to which the objectives are met. Following this analysis, the Committee establishes a bonus proposal that is submitted for approval by the Board of Directors. The Committee also considers the quality of the results in the long term and any risks associated with the proposed variable remuneration.

In order to ensure that annual variable remuneration is effectively connected with the professional performance of the beneficiaries economic effects (whether positive or negative) resulting from extraordinary events that could distort the evaluation results are eliminated in order to determine the level of achievement of the quantitative objectives.

The range of performance, set at the beginning of each fiscal year, includes a minimum threshold below which no incentive is payable, a target level, which corresponds with 100% fulfillment of the objectives, and a maximum which is specific to each metric.

In calculating variable remuneration, the degree of fulfillment and the weighting of each of the objectives –individual and/or overall– shall be considered, and internal rules and procedures shall apply for assessing objectives established by the Company for its Executives.

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The annual bonus is paid entirely in cash.

The terms of the annual variable remuneration system applicable to Executive Directors, including the structure, maximum remuneration levels, objectives set and the weight of each, are reviewed annually by the Nominating, Compensation and Corporate Governance Committee, taking into account the strategy of the Company and the needs and situation of the business, and are subject to approval by the Board of Directors.

Specifically, for fiscal year 2015, following a proposal of the Committee, the Board has selected those quantifiable and measurable metrics that best reflect the drivers of value creation within the Group. These metrics and their relative weight are as follows:

•	85% of the objectives are operational and financial:

•	40% of the objectives are tied to OIBDA (“Operating Income Before Depreciation and Amortization”), which reflects both the Group’s growth and progress in operating performance.

•	30% of the objectives are tied to operating revenue (“Operating Revenue”), which is used to measure the Group’s growth.

•	15% of the objectives are tied to operating cash flow (“Operating Cash Flow”), the generation of which makes it possible to reduce the debt load.

•	The remaining 15% of the objectives are qualitative, referring to the satisfaction level of the Group’s customers, and they are measured by the Audit and Control Committee by using the standard criteria applicable to such indices.

The amount of the bonus is limited to a maximum amount of 225% of the fixed remuneration in the case of Mr. César Alierta Izuel and of Mr. José María Álvarez-Pallete López, and of 150% in the case of Mr. Santiago Fernández Valbuena.

ii) Medium and long-term variable (multi-annual) remuneration:

The Executive Directors participate in variable medium and long-term remuneration schemes consisting of the delivery of Telefónica shares, tied to the achievement of medium and long-term objectives.

Specifically, for fiscal year 2015, there is a planned allotment for the second cycle of the “Performance & Investment Plan” (“PIP”) approved at the May 30, 2014 Ordinary General Shareholders’ Meeting.

The maximum individualized and total allotment will be reported to the markets through the respective notice of significant event (hecho relevante). The specific number of Telefónica, S.A. shares, within the maximum limit established, that will be delivered to the Participants is subject to continued employment within the Telefónica Group on the delivery date of that cycle, and shall be determined by the change in Total Shareholder Return (“TSR”) of Telefónica, S.A.’s stock during the term of the cycle compared to the TSR experienced by certain companies within the telecommunications sector, weighted according to their relevance to Telefónica, S.A. and which shall constitute the comparison group (hereinafter, the “Comparison Group”) for purposes of the PIP. The companies included in the Comparison Group are the following: Vodafone Group, America Movil, Deutsche Telekom, BT Group, Orange, Telecom Italia, Telenor, TeliaSonera, Swisscom, Koninklijke KPN, Tim Participaçoes, Belgacom, Millicom and Oi.

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The Board shall determine the applicable performance range for this second cycle, which shall use the following criteria: the number of shares for distribution shall range between 30% of the number of theoretical shares allocated, in the event that the change in TSR of Telefónica, S.A. falls in at least the median of the Comparison Group, and 100% should such performance fall within the third quartile or above of the Comparison Group, calculating the percentage by linear interpolation for those cases that fall between the median and third quartile. In addition, the PIP may provide, for all or some of the Participants, that if the change in TSR of Telefónica, S.A. falls within the ninth decile or higher, the delivery percentage shall be higher than 100%, up to a maximum of 125%, calculated by linear interpolation between said third quartile and the ninth decile.

The Board approved an additional condition for this second cycle, as it did for the first cycle, consisting of fulfillment of an objective of investment in and holding of Telefónica, S.A. shares (“Co-Investment”). Through such Co-Investment, the PIP participants have the opportunity to increase by 25% the number of shares initially allotted to them by the Company (the “Initial Shares Allotted”). In the Co-Investment, participants must agree to purchase and/or hold the equivalent of 25% of their Initial Shares Allotted until the end of each cycle (in this case, until the end of the second cycle of the PIP, under which cycle the shares will be allocated in 2015 and must be held until September 30, 2017).

In subsequent fiscal years, the Board may upon a proposal by the Nominating, Compensation and Corporate Governance Committee, adopt medium and long-term variable remuneration systems similar to that described, structured in the form of overlapping multi-year cycles, with a duration of at least 3 years, consisting of allocations of shares each year.

The objectives will be primarily financial and economic value creation for the Company. Each metric will have an associated scale on which a threshold will be set, below which no incentive will be paid, and a maximum. In the event that comparison groups are used, the Board of Directors of Telefónica, S.A., upon a report from the Nominating, Compensation and Corporate Governance Committee, may update the list of companies included in the comparison group and/or their weighting in order to maintain the economic fundamentals of the PIP.

As of the date of approval of this report, the following Medium and Long-Term variable remuneration plans are in effect:

1) The second and third cycles of the “Performance & Investment Plan” approved at the Ordinary General Shareholders’ Meeting held on May 18, 2011. Specifically, the 2012-2015 second cycle of this plan will expire in fiscal year 2015, and the 2013-2016 third cycle will expire in 2016.

2) The first cycle of the second “Performance & Investment Plan” approved at the Ordinary General Shareholders’ Meeting held on May 30, 2014, which began in 2014 and will end in 2017.

A.5.

Explain the main features of the long-term savings systems, including retirement and any other survival benefit, either wholly or partially financed by the company, and whether funded internally or externally, with an estimate of

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the equivalent annual amount or cost thereof, stating the type of plan, whether it is a defined-contribution or -benefit plan, the conditions for the vesting of economic rights in favor of the directors, and the compatibility thereof with any kind of indemnity for advanced or early termination of the labor relationship between the company and the director.

Also state the contributions on the director’s behalf to defined-contribution pension plans; or any increase in the director’s vested rights, in the case of contributions to defined-benefit plans.

Explain the long-term savings systems

Executive Directors participate in the Pension Plan for Employees of the Telefónica Group (“the Pension Plan”). The Pension Plan is a defined-contribution plan, with contributions being made by the Company in an amount equal to 4.51% of the base salary (in the case of two of the Executive Directors) and to 6.87% of the base salary (in the case of one of the Executive Directors), plus 2.2% as a mandatory contribution applicable to all Executive Directors, up to the maximum annual limit that the law provides at any given time.

The contingencies covered by this Pension Plan are: retirement; death of the participant; death of the beneficiary; total and permanent incapacity to work in one’s usual profession, absolute and permanent incapacity for all work and serious disability; and severe or major dependency of the participant.

The benefit consists of the economic right accruing to the beneficiaries as a result of the occurrence of any of the contingencies covered by this Pension Plan. It shall be quantified according to the number of units of account that correspond to each participant based on the amounts contributed to the Pension Plan, and shall be valued for purposes of their payment according to the value of the unit of account as of the business day preceding the date on which the benefit becomes effective.

The participant may also exercise his or her vested rights, in whole or in part, on an exceptional basis in the event of serious illness or long-term unemployment. As of December 31, 2014, the amounts relating to vested rights are as follows:

•	Mr. César Alierta Izuel: 339,030 euros.

•	Mr. José María Álvarez-Pallete López: 225,611 euros.

•	Mr. Santiago Fernández Valbuena: 168,881 euros.

•	Ms. Eva Castillo Sanz: 40,399 euros.

•	Mr. Julio Linares López: 601,651 euros.

The Pension Plan is included within the “Fonditel B Pension Fund,” managed by Fonditel Pensiones, EGFP, S.A.

In addition, Executive Directors participate in an Executives Benefits Plan (Plan de Previsión Social de Directivos) (“PPSD”), approved in 2006 to supplement the current Pension Plan. Under this Plan, Telefónica makes contributions based on a percentage of the fixed remuneration of each Director, which varies according to the Director’s professional level within the organization of the Company. Currently the contribution percentage for Executive Directors is 35%. Contributions made to the Pension Plan calculated according to this percentage are deducted from the aforementioned contributions.

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Since the Executives Benefits Plan took effect, the implementation vehicle has been a Unit-link type collective life insurance policy entered into with Seguros de Vida y Pensiones Antares, S.A.

The contingencies covered by the Executives Benefits Plan are retirement, early retirement, permanent loss of working capacity consisting of total or absolute incapacity or serious disability, and death.

In accordance with the provisions of the general terms and conditions of this plan, there is no vesting of economic rights in favor of the Executives. The amount of the benefit of this guarantee will be equivalent to the mathematical provision accruing to the insured on the date on which the policyholder provides notice and authorizes the insurer access to this situation.

Receipt of any compensation derived from termination of the employment relationship shall be inconsistent with the recognition of any economic entitlement to the accrued expectation. However, in the case of Ms. Castillo, she retains her entitlements until the occurrence of any of the contingencies covered, and this is compatible with the receipt of any compensation arising from termination of employment under the provisions of her contract.

The entitlements as of December 31, 2014 were as follows:

•	Mr. César Alierta Izuel: 14,119,869 euros.

•	Mr. José María Álvarez- Pallete López: 5,492,675 euros.

•	Mr. Santiago Fernández Valbuena: 6,012,120 euros.

•	Ms. Eva Castillo Sanz: 938,180 euros.

A breakdown of the contribution made for each Director is provided in this Report in section D.1.a) iii), Long-term savings systems.

It is also stated for the record that in February 2015, the golden parachute provisions included in the four-year contract of the Executive Chairman, Mr. César Alierta Izuel, were replaced by an extraordinary one-time contribution of 35.5 million euros to a benefit plan, as part of the Company’s policy of reducing indemnity provisions, in line with best corporate governance practices. After this extraordinary contribution, Telefónica, S.A. will not contribute any additional annual amounts to the Executives Benefits Plan with respect to Mr. Alierta Izuel. Such contribution would be received by Mr. Alierta Izuel in the same instances established in the Executives Benefits Plan (Plan de Previsión Social de Directivos) (PPSD) applicable to the other executives.

A.6.	State any termination benefits agreed to or paid in case of termination of duties as a director.

Explain the termination benefits

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No provision has been made for payment of termination benefits to Directors in the event of termination of their duties as such.

Provision is only made for payment of termination benefits in the event of termination of the executive duties, if any, that Directors perform, as explained in section A.7. below.

On February 26, 2014, Ms. Eva Castillo Sanz ceased to hold office as Chair of Telefónica Europe, although she continued to perform duties at the Telefónica Group other than those inherent in her capacity as Director through December 31, 2014. In January 2015, Ms. Eva Castillo Sanz received the sum of 2,405,000 euros as severance for the aforementioned termination and the sum of 862,475 euros in settlement of her participation in the “Performance & Investment Plan” (equal to the value of the Telefónica, S.A. shares to which she was entitled for participating in such plan), for the two cycles covering 2012-2015 and 2013-2016.

A.7.	State the terms and conditions that must be included in the contracts of executive directors performing senior management duties. Include information regarding, among other things, the term, limits on termination benefit amounts, continuance in office clauses, prior notice periods, and payment in lieu of prior notice, and any other clauses relating to hiring bonuses, as well as benefits or golden parachutes due to advanced or early termination of the contractual relationship between the company and the executive director. Include, among other things, any clauses or agreements on non-competition, exclusivity, continuance in office or loyalty, and post-contractual non-competition.

Explain the terms of the contracts of the executive directors

The contracts governing the performance of duties and the responsibilities of each Executive Director and of Telefónica include the clauses that are ordinarily contained in these types of contracts, taking into account customary market practices in this regard, and seek to attract and retain the most outstanding professionals and to safeguard the legitimate interests of the Company.

The most significant terms and conditions of such contracts are described below.

a) Exclusivity, non-competition and termination benefits

The contracts executed with Executive Directors provide for an indefinite term and include a non-competition agreement. Such agreement provides that, upon termination of the respective contract and for the term of the agreement (one year following termination of the contract for any reason), the Executive Director may not render services, directly or indirectly, for his/her own account or on behalf of others, personally or through third parties, to Spanish or foreign companies whose business is the same as or similar to that of the Telefónica Group.

There is an exception in the event of dismissal that is wrongful or void and without reinstatement, so declared by a final court decision, arbitration award or administrative ruling without the possibility of appeal, in which case the Executive Director shall be released from the agreement not to compete.

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The contracts with Executive Directors also prohibit, during the term thereof, the execution (whether personally or through intermediaries) of other employment, commercial or civil contracts with other companies or entities carrying out activities similar in nature to those of the Telefónica Group.

Finally, the contracts executed with Executive Directors provide that their employment relationship is compatible with the holding of other representative and management positions and with other professional situations in which the Director may be engaged at other entities within the Telefónica Group or at any other entities unrelated to the Group with the express knowledge of the Nominating, Compensation and Corporate Governance Committee and of the Board of Directors.

As regards the terms and conditions applicable to termination of contracts, since 2006 the Company’s policy applicable to Executive Directors, in line with customary practice practices, provides for the payment of termination benefits in an amount equal to two times annual salary, calculated as the last fixed remuneration and the arithmetic mean of the sum of the last two annual variable remuneration amounts, in the event of termination of the relationship for reasons attributable to the Company or upon the occurrence of objective circumstances, such as a change of control. Conversely, if the relationship is terminated upon breach attributable to the Executive Director or Executive, there is no right to any kind of termination benefit.

Therefore, the contracts executed since 2006 have followed the aforementioned standards regarding termination benefits.

In the case of contracts executed prior to 2006, the termination benefits that the Executive Director is entitled to receive under his/her contract, do not conform to this policy but rather depend on their personal and professional circumstances and on the time when such contracts were signed. In such cases, the financial compensation agreed due to termination of the relationship, where applicable, may come to a maximum of four times annual salary depending on length of service at the Company. Each annual salary amount includes the last fixed remuneration and the arithmetic mean of the sum of the last two annual variable remuneration amounts received under the contract.

Regarding the Executive Chairman, and as provided in section A.5., as of the date of issuance of this Report, the Chairman has no golden parachute provision.

b) Prior notice

As regards prior notice in the event of termination of the contract of Executive Directors, the Executive Director has the duty to give prior notice in the event of such Executive Director’s unilateral decision to terminate the contract; it is provided that notice of such unilateral decision must be provided in writing and not less than three months in advance, except in the event of force majeure. If the Executive Director fails to comply with this duty, he/she must pay to the Company an amount equal to the fixed remuneration accrued during the period for which no prior notice was given.

Such contracts do not include clauses regarding continuance in office.

c) Confidentiality and return of documents

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While the relationship remains in effect and also following termination thereof, the duty of confidentiality applies to all information, data and any reserved or confidential documents that they are aware of and to which they have had access as a consequence of holding office.

d) Duty to comply with the regulatory system

Also included is the duty to observe all rules and obligations established in Telefónica’s regulatory system, which are set forth in Telefónica’s Regulations of the Board of Directors and Internal Rules of Conduct in the Securities Markets, among other rules.

A.8.	Explain any supplemental remuneration accrued by the directors inconsideration for services provided other than those inherent in their position.

Explain the supplemental remuneration

The remuneration policy does not provide for any additional remuneration other than that mentioned above.

As of the date of issuance of this Report, there is no supplemental remuneration accrued in favor of the Directors in consideration for services provided other than those inherent in their position.

A.9.	State any remuneration in the form of advances, loans or guarantees provided, with an indication of the interest rate, main features, and amounts potentially returned, as well as the obligations assumed on their behalf as a guarantee.

Explain the advances, loans and guarantees provided

The remuneration policy provides for the possibility of granting advances, loans and guarantees to or on behalf of the Directors.

As of the date of issuance of this Report, no advances, loans or guarantees have been provided to or on behalf of any Director.

A.10.	Explain the main features of in-kind remuneration.

Explain the in-kind remuneration

In addition to life insurance with death or disability coverage described in section A.5, Executive Directors receive general health insurance and dental coverage as in-kind remuneration, and they are assigned a company vehicle, all in line with the general policy applicable to the Executives of the Company.

In addition, under the “Global Telefónica, S.A. incentive share purchase plan for the employees of the Telefónica Group,” approved at the ordinary General Shareholders’ Meeting held on May 30, 2014, Telefónica’s employees, including Executive Directors for this purpose, may acquire Telefónica shares in an annual maximum amount of 1,800 euros

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over a twelve-month period (purchase period). The Company will deliver, free of charge, a number of shares equal to the number of acquired shares subject to the condition of continued employment for one year following the purchase period (vesting period). Continued employment for one year following the purchase period is required in order to receive the same number of shares as those acquired at no charge.

As of the date of issuance of this Report, this Plan is pending implementation.

A.11.	State the remuneration accrued by the director by virtue of payments made by the listed company to a third party to which the director provides services, if such payments are intended to provide remuneration for the services thereof at the company.

Explain the remuneration accrued by the Director by virtue of the payments made by the listed company to a third party to which the Director provides services

As of the date of issuance of this Report, no such remuneration has accrued.

A.12.	Any item of remuneration other than those listed above, of whatever nature and provenance within the group, especially when it is deemed to be a related-party transaction or when the making thereof detracts from a true and fair view of the total remuneration accrued by the director.

Explain the other items of remuneration

As of the date of issuance of this Report, the Director remuneration system does not provide for any additional item of remuneration other than those explained in the preceding sections.

A.13.	Explain the actions taken by the company regarding the remuneration system in order to reduce exposure to excessive risk and align it with the long-term goals, values and interests of the company, including any reference to: measures provided to ensure that the remuneration policy takes into account the long-term results of the company, measures establishing an appropriate balance between the fixed and variable components of remuneration, measures adopted with respect to those categories of personnel whose professional activities have a significant impact on the entity’s risk profile, recovery formulas or clauses to be able to demand the return of the variable components of remuneration based on results if such components have been paid based on data that is later clearly shown to be inaccurate, and measures provided to avoid any conflicts of interest.

Explain actions taken to reduce risks

A.13.1. Telefónica’s remuneration policy has been designed by taking into account the Company’s strategy and results over the long term:

•	The total remuneration of Executive Directors and Senior Executives is made up of various items, primarily consisting of: (i) fixed remuneration, (ii) short-term variable remuneration and

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(iii) medium- and long-term variable remuneration. In the case of Executive Directors, this long-term component accounts for 30% to 40% of the total remuneration in a scenario of standard achievement of objectives (fixed + short-term variable + medium and long-term variable).

•	Medium and long-term variable remuneration plans are designed as multi-annual in order to ensure that the evaluation process is based on long-term results and that the underlying economic cycle of the Company is taken into account. This remuneration is granted and paid in the form of shares based on the creation of value, such that the Directors’ interests are aligned with those of the shareholders. In addition, they involve overlapping cycles that generally follow one another indefinitely over time, with a permanent focus on the long term in all decision-making.

A.13.2. Telefónica’s remuneration policy establishes an appropriate balance between the fixed and variable components of remuneration:

•	The design of the remuneration scheme provides for a balanced and efficient relationship between fixed and variable components: in a scenario of standard achievement of the objectives tied to variable remuneration, the fixed remuneration of Executive Directors accounts for approximately one-third of the total remuneration (fixed + short-term variable + medium and long-term variable). This proportion is deemed to be sufficiently high and not excessive, and allows in certain cases of failure to achieve objectives for no amount to be received as variable remuneration.

•	Thus, the variable components of remuneration are flexible enough to allow for modulation, to the extent that they may be eliminated altogether. In a scenario where objectives tied to variable remuneration are not achieved, Executive Directors and Senior Executives would only receive fixed remuneration.

•	There is no guaranteed variable remuneration. Such remuneration is exceptional in nature and only applies after the first year of employment of new personnel.

As regards measures adopted with respect to those categories of personnel whose professional activities have a significant impact on the entity’s risk profile:

•	The Nominating, Compensation and Corporate Governance Committee is responsible for reviewing and analyzing the remuneration policy and the implementation thereof. Approximately 1,300 Executives fall within the scope of the Committee’s work. This group includes professionals whose activities may have a significant impact on the entity’s risk profile.

•	The Company’s Audit and Control Committee also participates in the process of decision-making in connection with the short-term variable remuneration (bonus) of Executive Directors, by verifying the economic/financial information that may be included as part of the objectives set for purposes of such remuneration, as this Committee must first verify the Company’s results as a basis for calculation of the respective objectives.

•	The Nominating, Compensation and Corporate Governance Committee is made up of 5 members, 3 of whom are also members of the Audit and Control Committee. Specifically, both the Chairman of the Nominating, Compensation and Corporate Governance Committee and the Chairman of the Audit and Control Committee sit on both Committees. The interlocking presence of Directors on these two Committees ensures that the risks associated with remuneration are taken into account in the discussions at both Committees and in their proposals to the Board, both for determining and in the process of evaluating annual and multi-annual incentives.

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A.13.3. With respect to claw-back formulas or clauses to be able to demand the return of the variable components of remuneration based on results if such components have been paid based on data that is later clearly shown to be inaccurate, and measures provided to avoid any conflicts of interest, one should take into account that:

•	The Nominating, Compensation and Corporate Governance Committee has the power to propose to the Board of Directors that payment of variable remuneration be cancelled in these circumstances.

•	Furthermore, the Nominating, Compensation and Corporate Governance Committee must evaluate whether exceptional circumstances of this kind may even lead to termination of the relationship with the respective responsible party or parties, proposing to the Board of Directors the adoption of such measures as may be appropriate.

B	REMUNERATION POLICY FOR FUTURE FISCAL YEARS

B.1	Provide a general forecast of the remuneration policy for future fiscal years that describes such policy with respect to: fixed components and attendance fees and remuneration of a variable nature, relationship between remuneration and results, benefits systems, terms of the contracts of executive directors, and outlook for more significant changes in remuneration policy as compared to prior fiscal years.

General forecast of remuneration policy

As of the date of issuance of this Report, it is expected that the principles and standards governing the remuneration policy as described in the preceding sections will be similar to those in effect at present unless the competent corporate decision-making bodies resolve to make changes if regulatory, strategic, financial or other circumstances or events occur that so advise.

B.2.	Explain the decision-making process for configuring the remuneration policy for future fiscal years, and any role played by the remuneration committee.

Explain the decision-making process for configuring the remuneration policy

If this Report is approved on an advisory basis at the Ordinary General Shareholders’ Meeting, it shall be deemed that the remuneration policy described in the preceding sections has also been approved for purposes of the provisions of section 529 novodecies of the Companies Act (Ley de Sociedades de Capital) and shall remain in effect during the next three fiscal years.

Any amendment of the aforementioned remuneration policy during such period, as well as the approval of such policy as may replace it, shall require the prior approval of the shareholders at the General Shareholders’ Meeting as provided by law.

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B.3.	Explain the incentives created by the company in the remuneration system to reduce exposure to excessive risks and to align them with the long-term goals, values and interests of the company.

Explain the incentives created to reduce risks

During the year, the Nominating, Compensation and Corporate Governance Committee monitors the objectives tied to annual and multi-annual incentives. The final evaluation, based on the results for the respective entire measurement period (which are provided by the Planning and Control area), also takes into account the quality of results over the long term and any associated risks. As explained above, the Audit and Control Committee first verifies the Group’s results that are taken into consideration for calculation of the objectives set for receipt of short-term variable remuneration (bonus).

It should also be noted that as regards share plans (medium- and long-term remuneration), an external advisor, Kepler, advises the Nominating, Compensation and Corporate Governance Committee regarding the determination of Telefónica’s Total Shareholder Return as compared to that at the companies included in the Comparison Group.

As mentioned, the Nominating, Compensation and Corporate Governance Committee is made up of 5 members, 3 of whom are also members of the Audit and Control Committee. Specifically, both the Chairman of the Nominating, Compensation and Corporate Governance Committee and the Chairman of the Audit and Control Committee sit on both Committees.

The duties of the Audit and Control Committee include monitoring the efficiency of the Company’s internal control and risk management systems. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a) the types of risk (operational, technological, financial, legal and reputational) facing the Company;

b) the determination of the risk level the Company sees as acceptable;

c) the measures to mitigate the impact of the identified risks, should they materialize; and

d) the control and information systems to be used to control and manage the above-mentioned risks.

The interlocking presence of Directors in these two Committees ensures that the risks associated with remuneration are taken into account in the discussions at both Committees and in their proposals to the Board, both for purposes of the determination and in the process of evaluation of annual and multi-annual incentives.

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C	OVERALL SUMMARY OF THE APPLICATION OF THE REMUNERATION POLICY DURING THE FISCAL YEAR JUST ENDED

C.1	Summarize the main features of the structure and items of remuneration from the remuneration policy applied during the fiscal year just ended, which give rise to the breakdown of individual remuneration accrued by each of the directors as reflected in section D of this report, and provide a summary of the decisions made by the board to apply such items.

Explain the structure and items of remuneration from the remuneration policy applied during the fiscal year

1.-	Concerning Directors in their capacity as such, the structure and items of remuneration of the remuneration policy applied during fiscal year 2014 are described below:

- Fixed amount deriving from membership on the Board, Executive Commission and Advisory or Control Committees: 3,304,935 euros

- Fees for attending the meetings of the Advisory or Control Committees: 182,000 euros.

- Remuneration for membership in certain Management Decision-making Bodies of some subsidiaries and affiliates of Telefónica, and as members of the Territorial Advisory Councils (Andalusia, Catalonia and Valencia), Regional and Business Advisory Councils (Europe –which, since June 2014, is the Advisory Council for Spain–, Latam and Digital -suppressed in June 2014): 1,459,850 euros.

The amounts set forth above are aggregate amounts for all of the Directors.

2.-	As regards Executive Directors, the structure and items of remuneration from the remuneration policy applied during fiscal year 2014 are described below:

i) Fixed Remuneration

Pursuant to the contracts approved by the Board, at the proposal of the Nominating, Compensation and Corporate Governance Committee, the fixed remuneration of Executive Directors for fiscal year 2014 came to an overall amount of 5,331,711 euros. This figure includes the amounts for Mr. César Alierta Izuel, Mr. José María Alvarez-Pallete López and Mr. Santiago Fernández Valbuena.

On February 26, 2014, Ms. Eva Castillo Sanz ceased to hold office as Chair of Telefónica Europe, although she continued to fulfill duties at the Telefónica Group other than those inherent in her capacity as Director through December 31, 2014. The table setting forth the total remuneration accrued by the directors during the fiscal year includes the remuneration accrued by Ms. Eva Castillo Sanz through December 31, 2014.

ii) Short-term Variable Remuneration (annual)

As regards the 2014 bonus, payable in 2015, the Committee monitored the established objectives throughout the year; the final evaluation is performed based on the audited results

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for 2014 (which are first examined by the Audit and Control Committee) and on the level of achievement of the objectives. Following this examination, the Committee prepares a bonus proposal that is submitted to the Board of Directors for approval. The Committee also takes into account the quality of results over the long term and any associated risks in making the proposal on variable remuneration.

During the process of evaluation of the objectives set for fiscal year 2014, the Committee reviewed the following:

•	Quantitative objectives: OIBDA (Operating Income Before Depreciation and Amortization), Operating Revenue and Operating Cash Flow.

•	Qualitative objectives, represented by the level of satisfaction of the Group’s customers.

On February 23, 2015, after evaluating the level of achievement of the objectives, the Board of Directors, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, approved an overall achievement level of 100%. The annual variable remuneration level is therefore set at 80% of the maximum.

As a result, the amounts to be received by the Executive Directors during the first quarter of 2015, corresponding to the objectives set for 2014, can be broken down as follows:

•	Mr. César Alierta Izuel: 4,027,486 euros

•	Mr. José María Álvarez-Pallete López: 3,471,965 euros

•	Mr. Santiago Fernández Valbuena: 1,417,613 euros

A breakdown of the level of achievement of the objectives is provided in section D.2. of this report.

Ms. Eva Castillo Sanz received variable remuneration in the amount of 1,200,000 euros in January 2015 corresponding to fiscal year 2014.

iii) Medium- and Long-term Variable Remuneration (multi-annual):

In 2014, Telefónica’s medium- and long-term variable remuneration policy was implemented through two plans:

a) The second Performance & Investment Plan (“PIP”), approved at the Ordinary General Shareholders’ Meeting held on May 30, 2014. Specifically, the first cycle of the 2014-2017 PIP began on October 1, 2014, and the following maximum allotment of shares was made:

•	Mr. César Alierta Izuel: 506,250 shares

•	Mr. José María Álvarez-Pallete López: 300,000 shares

•	Mr. Santiago Fernández Valbuena: 162,500 shares

This maximum number of shares allotted was reported to the Spanish Securities Market Commission through the relevant notice of significant event on October 27, 2014. All of the Executive Directors meet the Co-Investment requirement.

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The specific number of shares of Telefónica, S.A. within the maximum limit that will be delivered to the Participants is subject to and determined by the Total Shareholder Return (“TSR”) of the Telefónica, S.A. shares during the cycle (3 years), as compared to TSRs experienced by certain companies within the telecommunications sector, weighted according to their relevance to Telefónica, S.A. which shall constitute the comparison group (hereinafter, the “Comparison Group”) for purposes of the Plan. The companies included in the Comparison Group are the following: Vodafone Group, America Movil, Deutsche Telekom, BT Group, Orange, Telecom Italia, Telenor, TeliaSonera, Swisscom, Koninklijke KPN, Tim Participaçoes, Belgacom, Millicom and Oi.

The achievement scale approved by the Board is the following: in if the TSR performance of Telefónica, S.A. shares is within at least the median of the Comparison Group, the number of shares to be delivered will be 30% of the maximum. If performance falls in the third quartile of the Comparison Group or higher, the number of shares to be delivered shall be 100% of the maximum. Those cases falling between the median and the third quartile shall be calculated by linear interpolation. If the TSR of Telefónica, S.A. falls within the ninth decile or higher, the delivery rate shall be higher than 100%, up to a maximum of 125%, calculated by linear interpolation between said third quartile and the ninth decile.

b) The first “Performance & Investment Plan” (“PIP”) approved at the Ordinary General Shareholders’ Meeting held on May 18, 2011. The first cycle of this plan, which began in 2011, ended in 2014. In order to determine the specific number of shares to be delivered at the end of such cycle, Kepler provided to the Nominating, Compensation and Corporate Governance Committee the results of Telefónica’s Total Shareholder Return (“TSR”) compared to this same metric at the companies included in the Dow Jones Global Sector Titans Telecommunications Index during the same period. In order to determine the level of achievement attained, the following scale, established at the beginning of the plan, was used:

•	If the Telefónica TSR percentile is below the median, 0% of the allotted shares are vested.

•	If the Telefónica TSR percentile coincides with the median, 30% of the allotted shares are vested.

•	If the Telefónica TSR percentile falls within the upper quartile and above the median, 100% of the allotted shares are vested.

•	Intermediate figures are calculated by linear interpolation.

Telefónica’s TSR ended below the median according to the established scale of achievement. Therefore, the Participants in the first cycle of the PIP, which includes the Executive Directors, were not entitled to receive any of the shares allotted in 2011.

iv) Benefits

Executive Directors also received the following benefits, the amount of which is itemized in section D:

•	General health insurance and dental coverage.

•	Life insurance with death or disability coverage.

•	Pension/retirement plan: Executive Directors participate in the Pension Plan applicable to employees of the Telefónica Group. The Executive Directors also participate in an Executives Benefits Plan to which the Company made contributions in order to supplement the current Pension Plan. These contributions were calculated as a percentage of the fixed remuneration of each Director.

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•	Company car.

These benefits are in line with the general policy for Executives.

The contract for Ms. Eva Castillo Sanz expressly provided that severance payments could be made compatible with her entitlements under the Executives Benefits Plan. As of December 31, 2014, her entitlements under such plan came to the sum of 938,180 euros.

v) Other Payments

Under the “Global Telefónica, S.A. incentive share purchase plan for the employees of the Telefónica Group,” Telefónica’s employees, including the Executive Directors, may acquire Telefónica shares in an annual maximum amount of 1,200 euros over a twelve-month period (purchase period). The Company will deliver, free of charge, a number of shares equal to the number of acquired shares subject to the condition of continued employment during one year following the purchase period (vesting period). Continued employment for one year following the purchase period is required in order to receive at no charge the same number of shares as those acquired.

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D	BREAKDOWN OF INDIVIDUAL REMUNERATION ACCRUED BY EACH OF THE DIRECTORS

NAME	Type	Accrual period –Fiscal year 2014
MR. PABLO ISLA ÁLVAREZ DE TEJERA	Independent	01/01/2014 - 31/12/2014
MR. ANTONIO MASSANELL LAVILLA	Proprietary	01/01/2014 - 31/12/2014
MR. CHANG XIAOBING	Proprietary	01/01/2014 - 31/12/2014
MR. IGNACIO MORENO MARTÍNEZ	Proprietary	01/01/2014 - 31/12/2014
MS. EVA CASTILLO SANZ	Other external	01/01/2014 - 31/12/2014
MR. CESAR ALIERTA IZÚEL	Executive	01/01/2014 - 31/12/2014
MR. JOSÉ MARÍA ABRIL PÉREZ	Proprietary	01/01/2014 - 31/12/2014
MR. ISIDRO FAINÉ CASAS	Proprietary	01/01/2014 - 31/12/2014
MR. JULIO LINARES LÓPEZ	Other external	01/01/2014 - 31/12/2014
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Executive	01/01/2014 - 31/12/2014
MR. CARLOS COLOMER CASELLAS	Independent	01/01/2014 - 31/12/2014
MR. JOSÉ FERNANDO DE ALMANSA MORENO-BARREDA	Independent	01/01/2014 - 31/12/2014
MR. FRANCISCO JAVIER DE PAZ MANCHO	Independent	01/01/2014 - 31/12/2014
MR. PETER ERSKINE	Independent	01/01/2014 - 31/12/2014
MR. SANTIAGO FERNÁNDEZ VALBUENA	Executive	01/01/2014 - 31/12/2014
MR. ALFONSO FERRARI HERRERO	Independent	01/01/2014 - 31/12/2014
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	Independent	01/01/2014 - 31/12/2014
MR. LUIZ FERNANDO FURLÁN	Independent	01/01/2014 - 31/12/2014

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D.1.	Complete the following tables regarding the individualized remuneration of each of the directors (including remuneration for the performance of executive duties) accrued during the fiscal year.

a) Accrued remuneration at the company covered by this report:

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i)	Cash remuneration (in thousands of €)

Name	Salary	Fixed remuneration	Attendance fees	Short-term variable remuneration	Long-term variable remuneration	Remuneration for belonging to Committees of the Board	Termination benefits	Other items	Total year 2014	Total year 2013
MR. CÉSAR ALIERTA IZUEL	2,231	240	0	4,027	0	80	0	155	6,733	5,806
MR. ISIDRO FAINÉ CASAS	0	200	0	0	0	80	0	8	288	288
MR. JOSÉ MARÍA ABRIL PÉREZ	0	200	3	0	0	91	0	0	294	304
MR. JULIO LINARES LÓPEZ	0	200	16	0	0	46	0	0	262	227
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	1,923	0	0	3,472	0	0	0	128	5,523	4,951
MR. FERNANDO DE ALMANSA MORENO-BARREDA	0	120	14	0	0	34	0	8	176	183
MS. EVA CASTILLO SANZ	1,264	0	0	1,200	862	0	2,405	54	5,785	2,778
MR. CARLOS COLOMER CASELLAS	0	120	24	0	0	147	0	8	299	293
MR. PETER ERSKINE	0	120	17	0	0	125	0	0	262	274
MR. SANTIAGO FERNÁNDEZ VALBUENA	0	0	0	0	0	0	0	0	0	0
MR. ALFONSO FERRARI HERRERO	0	120	35	0	0	158	0	8	321	335
MR. LUIZ FERNANDO FURLÁN	0	120	0	0	0	0	0	0	120	125
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	0	120	30	0	0	158	0	8	316	331
MR. PABLO ISLA ÁLVAREZ DE TEJERA	0	120	6	0	0	22	0	0	148	164
MR. ANTONIO MASSANELL LAVILLA	0	120	13	0	0	56	0	8	197	201
MR. IGNACIO MORENO MARTÍNEZ	0	120	15	0	0	34	0	0	169	149
MR. JAVIER DE PAZ MANCHO	0	120	9	0	0	114	0	0	243	251
MR. CHANG XIAOBING	0	120	0	0	0	0	0	0	120	120

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ii)	Share-based remuneration systems

CESAR ALIERTA IZUEL

“Global Employee Share Plan” (“GESP”) 2012-2014

Date of	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
implementation	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/12/2012	113	113	12.88	1 year (after end of purchase period)	0	0	0.00	0

Conditions: See section C.1.v) .

Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
113	12.88	1	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

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CESAR ALIERTA IZUEL

Performance & Investment Plan (“PIP”) 2011

Date of	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
implementation	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/07/2011	390,496	390,496	17.85	3 years from the date of implementation	0	0	0.00	0

Conditions: See section A.4

Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	390,496	0	0	0.00	0

Other requirements for exercise: 0

CESAR ALIERTA IZUEL

Performance & Investment Plan (“PIP”) 2012

Date of implementation	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/07/2012	506,901	506,901	9.65	3 years from the date of implementation	0	0	0.00	0

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Conditions: See section A.4 .

Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	506,901	506,901	9.65	3 years from the date of implementation

Other requirements for exercise: 0

CESAR ALIERTA IZUEL

Performance & Investment Plan (“PIP”) 2013

Date of implementation	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/07/2013	506,250	506,250	10.39	3 years from the date of implementation	0	0	0.00	0

Conditions: See section A.4

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Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	506,250	506,250	0.00	3 years from the date of implementation

Other requirements for exercise: 0

CESAR ALIERTA IZUEL

Performance & Investment Plan (“PIP”) 2014

Date of implementation	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/10/2014	0	0	0,00	0	506,250	506,250	12.12	3 years from the date of implementation

Conditions: See section A.4

Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	506,250	506,250	12.12	3 years from the date of implementation 0

Other requirements for exercise: 0

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JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

“Global Employee Share Plan” (“GESP”) 2012-2014

Date of implementation	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/12/2012	111	111	12.88	1 year (after end of purchase period)	0	0	0.00	0

Conditions: See section C.1 v).

Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
111	12.88	1	0.00	0	0	0	0	0	0	0.00	0

Other requirements for exercise: 0

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JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

Performance & Investment Plan (“PIP”) 2011

Date of implementation	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/07/2011	124,249	124,249	17.85	3 years from the date of implementation	0	0	0.00	0

Conditions: See section A.4

Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	124,249	0	0	0.00	0

Other requirements for exercise : 0

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JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

Performance & Investment Plan (“PIP”) 2012

Date of implementation	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/07/2012	293,955	293,955	9.65	3 years from the date of implementation	0	0	0.00	0

Conditions: See section A.4

Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	293,955	293,955	9.65	3 years from the date of implementation

Other requirements for exercise: 0

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JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

Performance & Investment Plan (“PIP”) 2013

Date of implementation	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/07/2013	300,000	300,000	10.39	3 years from the date of implementation	0	0	0.00	0

Conditions: See section A.4

Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	300,000	300,000	10.39	3 years from the date of implementation

Other requirements for exercise: 0

JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

Performance & Investment Plan (“PIP”) 2014

Date of implementation	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/10/2014	0	0	0.00	0	300,000	300,000	12.12	3 years from the date of implementation

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Conditions: See section A.4

Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	300,000	300,000	12.12	3 years from the date of implementation

Other requirements for exercise: 0

SANTIAGO FERNÁNDEZ VALBUENA

“Global Employee Share Plan” (“GESP”) 2012-2014

Date of implementation	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/12/2012	74	74	12.88	1 year (after end of purchase period)	0	0	0.00	0

Conditions: See section C.1.v)

Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
74	12.88	1	0.00	0	0	0	0	0	0	0.00	0

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Other requirements for exercise: 0

SANTIAGO FERNÁNDEZ VALBUENA

Performance & Investment Plan (“PIP”) 2011

Date of implementation	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/07/2011	124,249	124,249	17.85	3 years from the date of implementation	0	0	0,00	0

Conditions: See section A.4

Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	124,249	0	0	0.00	0

Other requirements for exercise: 0

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SANTIAGO FERNÁNDEZ VALBUENA

Performance & Investment Plan (“PIP”) 2012

Date of implementation	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/07/2012	161,287	161,287	9.65	3 years from the date of implementation	0	0	0.00	0

Conditions: See section A.4

Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	161,287	161,287	9.65	3 years from the date of implementation

Other requirements for exercise: 0

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SANTIAGO FERNÁNDEZ VALBUENA

Performance & Investment Plan (“PIP”) 2013

Date of implementation	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/07/2013	162,500	162,500	10.39	3 years from the date of implementation	0	0	0.00	0

Conditions: See section A.4

Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	162,500	162,500	10.39	3 years from the date of implementation

Other requirements for exercise: 0

SANTIAGO FERNÁNDEZ VALBUENA

Performance & Investment Plan (“PIP”) 2014

Date of implementation	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/10/2014	0	0	0.00	0	162,500	162,500	12.12	3 years from the date of implementation

Conditions: See section A.4

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Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	0	162,500	162,500	12.12	3 years from the date of implementation

Other requirements for exercise: 0

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JULIO LINARES LÓPEZ

Performance & Investment Plan (“PIP”) 2011

Date of implementation	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/07/2011	234,298	234,298	17.85	3 years from the date of implementation	0	0	0.00	0

Conditions: See section A.4

Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Gross profit (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0.00	0	0.00	0	0	0	234,298	0	0	0.00	0

Other requirements for exercise: 0

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JULIO LINARES LÓPEZ

Performance & Investment Plan (“PIP”) 2012

Date of implementation	Ownership of options at the beginning of fiscal year 2014				Options allocated during fiscal year 2014
	No. options	Shares affected	Exercise price (€)	Exercise period	No. options	Shares affected	Exercise price (€)	Exercise period
01/07/2012	21,686	21,686	9.65	3 years from the date of implementation	0	0	0	0

Conditions: See section A.4 .

Shares allocated during fiscal year 2014			Options exercised in year 2014				Options expired and not exercised	Options at end of year 2014
No. shares	Price	Amount	Exercise price (€)	No. options	No. shares affected	Beneficio Bruto (thousands of €)	No. options	No. options	Shares affected	Exercise price (€)	Exercise period
0	0,00	0	0,00	0	0	0	0	21,686	21,686	9.65	3 years from the date of implementation

Other requirements for exercise: 0

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iii)	Long-term savings systems

	Contribution for the year by the company (€ thousands)		Amount of accumulated funds (€ thousands)
Name	Year 2014	Year 2013	Year 2014	Year 2013
Mr. CESAR ALIERTA IZUEL	1,023	1,023	339	308
Mr. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	550	550	82	65
Ms. EVA CASTILLO SANZ	394	394	40	26
Mr. SANTIAGO FERNÁNDEZ VALBUENA	0	0	154	146
Mr. JULIO LINARES LOPEZ	0	0	320	302

iv)	Other benefits (in thousands of €)

CÉSAR ALIERTA IZUEL

Remuneration in the form of advances, loans
Interest rate for the transaction	Main features of the transaction	Amounts potentially returned
0,00	None	None

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Life insurance premiums		Guarantees given by the company in favor of the directors
Year 2014	Year 2013	Year 2014	Year 2013
74	104	None	None

JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

Remuneration in the form of advances, loans
Interest rate for the transaction		Main features of the transaction	Amounts potentially returned

0,00		None	None

Life insurance premiums		Guarantees given by the company in favor of the directors
Year 2014	Year 2013	Year 2014	Year 2013

20	40	None	None

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EVA CASTILLO SANZ

Remuneration in the form of advances, loans
Interest rate for the transaction	Main features of the transaction	Amounts potentially returned

0.00	None	None

Life insurance premiums		Guarantees given by the company in favor of the directors
Year 2013	Year 2012	Year 2013	Year 2012

10	20	None	None

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b)	Remuneration accrued by Directors of the company for belonging to boards at other companies of the group:

i)	Cash remuneration (in thousands of €)

Name	Salary	Fixed remuneration	Attendance fees	Short-term variable remuneration	Long-term variable remuneration	Remuneration for belonging to Committees of the Board	Termination benefits	Other items	Total year 2014	Total year 2013
MR. CÉSAR ALIERTA IZUEL	0	0	0	0	0	0	0	0	0	0
MR. ISIDRO FAINÉ CASAS	0	0	0	0	0	0	0	0	0	0
MR. JOSÉ MARÍA ABRIL PÉREZ	0	0	0	0	0	0	0	0	0	0
MR. JULIO LINARES LÓPEZ	0	0	0	0	0	0	0	200	200	300
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	0	0	0	0	0	0	0
MR. FERNANDO DE ALMANSA MORENO-BARREDA	0	163	0	0	0	0	0	120	283	283
MS. EVA CASTILLO SANZ	0	4	0	0	0	0	0	0	4	38
MR. CARLOS COLOMER CASELLAS	0	0	0	0	0	0	0	10	10	70
Mr. PETER ERSKINE	0	0	0	0	0	0	0	151	151	74
MR. SANTIAGO FERNÁNDEZ VALBUENA	1,178	0	0	1,418	0	0	0	261	2,857	2,926
MR. ALFONSO FERRARI HERRERO	0	70	0	0	0	0	0	120	190	196
MR. LUIZ FERNANDO FURLÁN	0	94	0	0	0	0	0	140	234	255
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	0	22	0	0	0	0	0	60	82	112

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Mr. PABLO ISLA ÁLVAREZ DE TEJERA	0	0	0	0	0	0	0	0	0	0
MR. ANTONIO MASSANELL LAVILLA	0	0	0	0	0	0	0	10	10	60
MR. IGNACIO MORENO MARTÍNEZ	0	0	0	0	0	0	0	0	0	0
Mr. JAVIER DE PAZ MANCHO	0	128	0	0	0	0	0	120	248	249
MR. CHANG XIAOBING	0	0	0	0	0	0	0	0	0	0

ii)	Share-based remuneration systems

iii)	Long-term savings systems

Name	Contribution for the year by the company (€ thousands)		Amount of accumulated funds (€ thousands)
	Year 2014	Year 2013	Year 2014	Year 2013
SANTIAGO FERNÁNDEZ VALBUENA	935	143	14	14
JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	144	136
JULIO LINARES LÓPEZ	0	0	282	266

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iv)	Other benefits (in thousands of €)

SANTIAGO FERNÁNDEZ VALBUENA

Remuneration in the form of advances, loans
Interest rate for the transaction		Main features of the transaction	Amounts potentially returned
0,00		None	None

Life insurance premiums		Guarantees given by the company in favor of the directors
Year 2014	Year 2013	Year 2014	Year 2013
8	3	None	None

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c)	Summary of remuneration (in thousands of €):

The summary must include the amounts for all items of remuneration included in this report that have been accrued by the director, in thousands of euros.

In the case of long-term saving systems, include contributions or funding for these types of systems:

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	Accrued remuneration at the Company				Accrued remuneration at companies of the group				Total
Name/Type	Total cash remuneration	Amount of shares provided	Gross profit on options exercised	Total year 2014 company	Total cash remuneration	Amount of shares provided	Gross profit on options exercised	Total year 2014 company	Total year 2014	Total year 2013	Contribution to savings system during the year
MR. CÉSAR ALIERTA IZUEL	6,733	1	0	6,734	0	0	0	0	6,734	5,806	1,023
MR. ISIDRO FAINÉ CASAS	288	0	0	288	0	0	0	0	288	288	0
MR. JOSÉ MARÍA ABRIL PÉREZ	294	0	0	294	0	0	0	0	294	304	0
MR. JULIO LINARES LÓPEZ	262	0	0	262	200	0	0	200	462	527	0
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	5,523	1	0	5,524	0	0	0	0	5,524	4,951	550
MR. FERNANDO DE ALMANSA MORENO-BARREDA	176	0	0	176	283	0	0	283	459	466	0
MS. EVA CASTILLO SANZ	5,785	0	0	5,785	4	0	0	4	5,789	2,816	394
MR. CARLOS COLOMER CASELLAS	299	0	0	299	10	0	0	10	309	363	0
MR. PETER ERSKINE	262	0	0	262	151	0	0	151	413	348	0
MR. SANTIAGO FERNÁNDEZ VALBUENA	0	1	0	1	2,857	0	0	2,857	2,858	2,926	935
MR. ALFONSO FERRARI HERRERO	321	0	0	321	190	0	0	190	511	531	0
MR. LUIZ FERNANDO FURLÁN	120	0	0	120	234	0	0	234	354	380	0
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	316	0	0	316	82	0	0	82	398	443	0
MR. PABLO ISLA ÁLVAREZ DE TEJERA	148	0	0	148	0	0	0	0	148	164	0
MR. ANTONIO MASSANELL LAVILLA	197	0	0	197	10	0	0	10	207	261	0
MR.IGNACIO MORENO MARTÍNEZ	169	0	0	169	0	0	0	0	169	149	0
MR. JAVIER DE PAZ MANCHO	243	0	0	243	248	0	0	248	491	500	0
MR. CHANG XIAOBING	120	0	0	120	0	0	0	0	120	120	0

TOTAL	21,256	3	0	21,259	4,269	0	0	4,269	25,528	21,343	2,902

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D.2	Report the relationship between remuneration obtained by the directors and the results or other measures of the entity’s performance, explaining how any changes in the company’s performance may have influenced changes in the remuneration of the directors.

D.2.1. Annual variable remuneration

During the evaluation carried out by the Nominating, Compensation and Corporate Governance Committee based on the audited results for all of fiscal year 2014, the following measures of performance and weightings were taken into account:

•	Quantitative objectives:

•	40% OIBDA (Operating Income Before Depreciation and Amortization): whose level of achievement has been valued at 100%.

•	30% Operating Revenue: whose level of achievement has been valued at 98.5%.

•	15% Operating Cash Flow: whose level of achievement has been valued at 102.2%.

•	Qualitative objectives:

•	15% Qualitative objectives, represented by the level of satisfaction of the Group’s customers. The Audit and Control Committee has measured this objective using two indicators according to the standard criteria applicable to such indices, considering the objectives achieved.

Following the evaluation of achievement of the aforementioned objectives, the Nominating, Compensation and Corporate Governance Committee has established the overall achievement of objectives at 100%. Therefore, the annual variable remuneration level is set at 80% of the maximum.

D.2.2. Medium/long-term variable remuneration

The performance of the first cycle of the “Performance Share & Investment Plan” (“PIP”) that ended in 2014 depended on the results of Telefónica’s Total Shareholder Return (“TSR”) compared to this metric at the companies included in the “Dow Jones Global Sector Titans Telecommunications Index” during the same period (2011 and 2014) and according to the scale described in section C.

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In order to determine the specific number of shares to be delivered at the end of the cycle, Kepler provided to the Nominating, Compensation and Corporate Governance Committee the results of Telefónica’s Total Shareholder Return compared to the changes in this same metric at the companies included in the aforementioned index.

Telefónica’s TSR ended below the median according to the established scale of achievement. Therefore, the participants in the first cycle of the Performance & Investment Plan” (“PIP”), including the Executive Directors, were not entitled to receive any of the shares allotted in 2011.

D.3.	Report the results of the consultative vote of the shareholders on the annual remuneration report for the preceding fiscal year, indicating the number of votes against, if any:

	Number	% of total
Votes cast	2,414,312,810	51.84%

	Number	% of total
Votes against	113,930,405	4.72%
Votes in favor	2,116,900,163	87.68%
Abstentions	183,482,242	7.60%

E OTHER INFORMATION OF INTEREST

If there are any significant aspects regarding director remuneration that could not be included in the other sections of this report, but should be included in order to provide more complete and well-reasoned information regarding the remuneration structure and practices of the company with respect to its directors, briefly describe them.

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This annual remuneration report was approved by the board of directors of the company at its meeting of February 23, 2015.

State whether any directors voted against or abstained in connection with the approval of this Report.

No

Individual or company name of the director that did not vote in favor of the approval of this report	Reasons (opposed, abstained, absent)	Explain the reasons

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 27th , 2015	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors